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                                                               Exhibit (a)(5)(A)

                                         Contact:
                                         Michael Zerbib
                                         President & CEO
                                         (602) 308-2118
                                         Email: mzerbib@telesoft.com

FOR IMMEDIATE RELEASE



                 TELESOFT CORP. ANNOUNCES TENDERS BY AFFILIATES
                         AND EXTENSION OF TENDER OFFER


PHOENIX -- March 6, 2000 -- Telesoft Corp. (Nasdaq: TSFT - news) announced today that it has been informed that Thierry E. Zerbib, Brian H. Loeb and Michael F. Zerbib (the "Telesoft Affiliates") will be tendering an aggregate of 1,727,500 Telesoft shares as well as an additional 214,500 Telesoft shares subject to vested options of Telesoft common stock in Telesoft's previously announced Dutch auction self-tender offer. These shares represent approximately 50% of the total Telesoft shares outstanding and subject to options and available for tender, and all of Telesoft shares owned and subject to option and available for tender by the Telesoft Affiliates. All shares will be tendered at $7.25 per share, not at $7.00 as previously disclosed in the tender offer materials.

As of 6:00 p.m., New York City time, on March 6, 2000, 1,427,907 Telesoft shares and 372,425 Telesoft shares subject to options had been tendered in the offer, representing approximately 45% of the total Telesoft shares outstanding and Telesoft shares subject to options and available for tender, and approximately 87% of the total Telesoft shares owned by shareholders other than the Telesoft Affiliates.

Following this decision and as a result of conversations with the Securities and Exchange Commission, Telesoft is extending the expiration date of the offer from 12:00 midnight, New York City time, on Monday, March 6, 2000 to 12:00 midnight, New York City time on Monday, March 20, 2000.